[SRSY LETTERHEAD]

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

January 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Vincent Di Stefano, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-404555

Dear Mr. Di Stefano:

On behalf of Nationwide Mutual Funds (the “Registrant”) and the Nationwide Alternatives Allocation Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 3, 2011, with regard to Post-Effective Amendment No. 105 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 22, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Principal Investment Strategies:

1.	Comment: Explain what is meant by “alternative investments” and “alternative investment asset classes.”

Response:  As described in the Prospectus, “alternative investments” are those investments that are not “traditional investments.”  Examples of traditional investments, as provided in the Prospectus, are “stocks of U.S. and international developed-country issuers and investment-grade bonds issued in the U.S.”  The “alternative investment asset classes” in which the Fund invests are also listed in the Prospectus as follows:  Treasury Inflation Protected Securities, international bonds, high-yield bonds, emerging market bonds, emerging market stocks, commodities, and global real estate stocks.

2.	Comment: Will the approximate percentage of the Fund’s total assets allocated to each sleeve of assets change over time? If so, explain under what circumstances the weightings are likely to change.

Response:  The Fund’s allocation of assets to each sleeve of alternative investment asset classes was based on the adviser’s consideration of a number of factors including, but not limited to, the adviser’s assessment of current and future conditions.  Accordingly, we do not believe it would be appropriate or beneficial to a Fund shareholder for the adviser to include conjectures of what future circumstances or combinations of future circumstances would result in a change of the allocation.

3.
Comment:  Each of the international bonds, high-yield bonds, emerging market bonds and emerging market stock sleeves are described as investing primarily in derivatives “such as options, futures, forwards, interest rate swaps and credit default swaps…”  Ensure that the disclosure related to derivatives strategies conforms to the requirements of the July 30, 2010 letter from the SEC to the ICI re: Derivatives-Related Disclosures by Investment Companies (“SEC Derivatives Letter”).  The disclosure should be specific to the Fund.

Response:  Please note that the disclosure related to the derivatives strategies of the Fund were contemplated and drafted to conform to the requirements of the SEC Derivatives Letter.  In particular, not only does the disclosure specify the particular derivatives instruments in which the Fund primarily invests, the disclosure specifies the particular sleeves of the Fund in which the derivative instruments identified will be invested.  However, in view of the staff’s comments, we have modified the referenced disclosure to read as follows:  “Although the Fund may invest in the securities included in a sleeve’s benchmark index, the international bonds, high-yield bonds, emerging market bonds and

U.S. Securities and Exchange Commission

emerging market stocks sleeves invest primarily in derivatives (options, futures, forwards, interest rate swaps and credit default swaps) as a substitute for investing such securities themselves.”

4.	Comment: Clarify the Fund’s exposure to commodities. Are 20% of the Fund’s total assets invested in commodities, or will the Fund have 20% exposure to commodities?

Response:  As stated in the Prospectus, the Fund invests 20% of its total assets in securities and derivatives with the goal of matching approximately the investment characteristics and performance of the benchmark index for the commodities asset class before the deduction of Fund expenses.

Principal Risks:

5.	Comment: Consider including small-mid cap stocks as a principal risk.

Response:  We have not included small-mid cap stocks risk as a principal risk as investments in small-mid cap stocks is not described as a principal investment strategy.

How the Funds Invest: Nationwide Alternatives Allocation Fund, Principal Investment Strategies:

6.
Comment: The final sentence of the section notes that “NFA reserves the right to add or delete asset classes or to change target allocations at any time and without notice.” Describe other asset classes in which the Fund might invest.

Response:  Although NFA reserves the right to change the asset classes or to change the target allocations, it has not pre-determined what other asset classes in which the Fund might invest.

How the Funds Invest: Nationwide Alternatives Allocation Fund, Other Significant Risks:

7.	Comment: Commodity Risk is included in this section. It should, however, be included as a principal risk.

Response:  We have modified “Other Significant Risks” to read “Other Principal Risks” to clarify that commodity risk is a principal risk of the Fund.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may

U.S. Securities and Exchange Commission

not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact Peter M. Hong at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire